EXHIBIT 2.1



                       January 9, 1997

Mr. H. Donald Busch
7253 Queenferry Circle
Boca Raton, FL  33496-5952

      Re:Stock Purchase, Release & Settlement Agreement
Dear Don:

     This letter will confirm the terms of our final settlement and agreement pertaining to the purchase of your shares of AMC Philadelphia, Inc., common stock and your release of American Multi-Cinema, Inc., ("AMC"), its affiliates (including but not limited to AMC Philadelphia, Inc.), parent corporation, subsidiaries, related entities, officers, directors, shareholders, attorneys, agents, representatives, successors, assigns, and employees.

      1.AMC agrees to purchase your 600 shares of AMC Philadelphia, Inc. common stock (the "Shares") for a purchase price of Seven Million Four Hundred Thousand Dollars ($7,400,000.00) upon your execution of this Stock Purchase, Release and Settlement Agreement ("Agreement"), payable in immediately available funds by wire transfer pursuant to your instructions.

      2.You represent to AMC that you are the sole owner, beneficially and of record, of the Shares free and clear of all liens, encumbrances, security agreements, options, claims and restrictions, except as set forth in that certain Stockholders' Agreement dated December 30, 1986 among AMC Philadelphia, Inc., AMC and you. You will deliver to AMC your stock certificate evidencing the Shares, with duly executed stock powers endorsed in blank attached thereto, upon your execution of this Agreement.

      3.In consideration of the terms set forth herein, you hereby fully and finally forever release, acquit and discharge AMC and its affiliates (including but not limited to AMC Philadelphia, Inc.), parent corporation, subsidiaries, related entities, officers, directors, shareholders, attorneys, agents, representatives, successors, assigns, and employees ("Released Parties") from any and all liability, claims, actions, demands suits, or causes of action whatsoever, known or unknown, which you may have or claim to have against them or any of them, whether in tort or in contract, or for violation of federal or state law, or otherwise, whether herein described or not, including but not limited to any and all liability, claims, actions, demands, suits, or causes of action related to your employment with AMC Philadelphia, Inc. or to the Management Agreement between you and AMC Philadelphia, Inc. dated December 10, 1986, and/or the Stockholders' Agreement between you and AMC Philadelphia, Inc. and American Multi-Cinema, Inc. dated December 30, 1986. You understand and agree that this Agreement is a waiver of (giving up of) any right to bring suit and collect damages or otherwise recover from any of the Released Parties for any claim you may have under any federal, state, or local statute, ordinance, regulation, or common law, including but not limited to, rights arising out of any alleged violations of any contract, expressed or implied, any covenant of good faith and fair dealing, Title VII of the Civil Rights Act of 1964 (race, color, religion, sex and national original discrimination); 42 U.S.C. SS1981 (discrimination); the Age Discrimination in Employment Act of 1967 (age discrimination); 29 U.S.C. SS209 (equal pay); the Americans with Disabilities Act (disabilities); and any other common law or statutory claim.

     AMC and its affiliates (including but not limited AMC
Philadelphia, Inc.), parent corporation, subsidiaries, and related entities, likewise release you from any such liability.

      4.You agree to execute the attached resignations concerning your positions as an officer and director of AMC Philadelphia, Inc. and as an officer of Budco Theatres, Inc.

      5.You agree not to disclose any terms or provisions of this Agreement, except to your personal legal, investment and tax advisors, and immediate family, or with the express written permission of the President of AMC.

      6.You acknowledge that during your employment you had access to and became acquainted with information regarding the Released Parties that is confidential and/or a trade secret. Such information including information, whether obtained in writing, in conversation, or otherwise, concerning corporate strategy, intent and plans, business operations, financing, pricing, costs, budgets, equipment, potential locations of new screens, the status, scope and terms of pending negotiations, transactions, the terms of existing or proposed leases, contracts and obligations, and corporate and financial reports. Such confidential and/or trade secret information does not, however, include information in the public domain unless you have, without authority, made it public. You agree: (a) not to disclose such information to anyone; (b) to keep such information confidential; (c) to take appropriate precautions to maintain the confidentiality of such information; and (d) not to use such information for personal benefit or the benefit of any competitor of the Release Parties or any other person.

     You further agree that within ten (10) days of your execution of this Agreement, you will turn over to AMC all originals and copies of all lists, files, memoranda, records, reports, credit cards, policies, handbooks, physical or personal property, and other documents or information, whether tangible, on computer or otherwise, which you received from or which is the property of any of the Released Parties, or which you prepared, copied or caused to be prepared or copied, or otherwise received in connection with your employment.

      7.It is further agreed by the parties hereto that in the event any term or provision of this Agreement shall be declared invalid or unenforceable it shall not affect the validity or enforceability of any other term or provision of this Agreement; and that there are no other representations or agreements between the parties that have not been set forth herein.

      8.You acknowledge that you have had the opportunity to consult with an attorney of your own choosing concerning this Agreement before signing it. You understand that you have been given a period of twenty-one
(21) days to consider and review this Agreement before signing it, and that you may use as much of this twenty-one (21) day period as you wish prior to signing. You understand that you may revoke this Agreement within seven
(7) days of signing it by delivering a written notice of revocation to R.
F. Beagle, Lathrop & Gage L.C., 2345 Grand Boulevard, Kansas City, Missouri 64108, no later than 5:00 p.m. on the seventh (7th) day after you sign the Agreement, and if that day should fall on a weekend or a legal holiday, no later than 5:00 p.m. on the first business day after the weekend or holiday. If you revoke this Agreement, it shall not be effective or enforceable.

      9.You agree that this letter sets forth the entire agreement and understanding between you and the Released Parties.


                                   I, H. DONALD BUSCH, HAVE FULLY INFORMED
                                   MYSELF OF THE CONTENTS AND MEANING OF THIS
                                   AGREEMENT.  I HAVE HAD THE OPPORTUNITY TO
                                   SEEK THE ASSISTANCE AND ADVICE OF COUNSEL.
                                   I UNDERSTAND THAT THIS LETTER CONTAINS A
                                   COMPLETE AND FINAL RELEASE OF ALL MY
                                   CLAIMS FOR ANY DAMAGES AGAINST THE
                                   RELEASED PARTIES AS SET FORTH ABOVE.

           /s/  Sandra S. Busch   /s/  H. Donald Busch
                        WITNESSH. DONALD BUSCH

                               DATE:     January 10, 1997



                               AMERICAN MULTI-CINEMA, INC.



                               BY    /s/  Peter Brown
                               PETER BROWN
                               EXECUTIVE VICE PRESIDENT